

February 28, 2014

Via E-mail
Chad Richison
Chief Executive Officer
Paycom Software, Inc.
7501 W. Memorial Road
Oklahoma City, OK 73142

> **Re:** **Paycom Software, Inc.**
> **Amendment No. 2 to Confidential Draft**
> **Registration Statement on Form S-1**
> **Submitted February 14, 2014**
> **CIK No. 0001590955**

Dear Mr. Richison:

We have reviewed your amended confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to our prior letter refer to our letter dated February 14, 2014.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

The Reorganization, page 30

1.   We note your revised description of your January 2014 reorganization on page 30. Your contribution agreement submitted as Exhibit 2.7 references a cash payment provision made in connection with your outstanding Notes. Please tell us what consideration you have given to providing disclosure regarding any cash payments and any impact on your 14% 2017 Note dated April 3, 2012 which you assumed as part of the reorganization.

Business, page 64

2.   We note your response to prior comment 7 that the company is unable to accurately
        provide additional qualitative or quantitative disclosure of the percentages of revenue that
        are attributable to each of the company's categories of applications, other than revenues
        derived from payroll processing, because the company's revenues are not separately
        tracked across these categories of applications. Please consider including in the
        prospectus the information in your response letter about the limitations of your ability to
        track revenues across categories of applications. Also, disclose in the prospectus that the
        company's payroll application is the foundation of its solution and all of its clients are
        required to purchase the company's payroll processing application prior to expanding
        into the company's other applications.

Paycom Payroll Holdings, LLC and Subsidiaries Condensed Consolidated Financial Statements

Note 5. Long-Term Debt, page F-17

3.   We note your revised disclosure on pages 54 and 55 in response to prior comment 5
        indicating that the letter of waiver for the Consolidated and Construction Loans remains
        in effect through June 30, 2014. This disclosure is not consistent with your financial
        statement footnote disclosure on pages F-18 and F-36 indicating that the waivers are in
        effect through December 31, 2013. Please revise to reconcile these inconsistencies.

Condensed Consolidated Statements of Operations, page F-29

4.   We note the unaudited Pro Forma Condensed Consolidated Statements of Operations for
        the nine months ended September 30, 2013 on page 42 presents pro forma net income per
        share which is a material reduction from your historical net income per share. Please tell
        us what consideration was given to disclosing pro forma net income per share on the face
        of your Condensed Consolidated Statements of Operations and including footnote
        disclosure to support your calculation.

Note 11. Commitments and Contingencies, page F-42

5.   We note your response to prior comment 9 stating that it is too preliminary to make a
        reasonable estimate of the potential amount of the contingency. Please tell us whether
        you believe there is at least a reasonable possibility that a loss may have been incurred.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3453 with any other questions. If you need further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Jan Woo

Jan Woo
Attorney-Adviser

cc: Via E-mail
        Greg R. Samuel, Esq.
        Haynes and Boone, LLP